FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 28, 2004 (“Cable and Wireless To Offer BlackBerry® For Individuals and Small Businesses In The Cayman Islands")	Page No 3

Document 1

October 28, 2004

FOR IMMEDIATE RELEASE

CABLE & WIRELESS TO OFFER BLACKBERRY® FOR INDIVIDUALS AND SMALL BUSINESSES IN THE CAYMAN ISLANDS

Grand Cayman, Cayman Islands and Waterloo, Canada — Cable & Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry to individuals and small businesses in the Cayman Islands via BlackBerry Internet Service™. The new service will be available on the BlackBerry 7280 Wireless Handheld™, which is designed to provide customers with the best combined email/data/phone experience.

Cable & Wireless initially introduced BlackBerry to corporate customers in the Cayman Islands in February when it launched the BlackBerry Enterprise Solution™. BlackBerry operates on the Cable & Wireless GSM/GPRS network.*

“With the success of BlackBerry among our corporate customers, we decided to expand our BlackBerry offering to individuals and small business customers in the Cayman Islands,” said Julie Woods, VP Mobile Services, Cable & Wireless Cayman Islands. “With BlackBerry, we are providing our customers with flexibility and a competitive edge, by keeping them connected to important people and information while they are on the go. “

The Java-based BlackBerry 7280™ combines phone, email, SMS, organizer, web and corporate data applications in a single handheld. The high-resolution screen displays crisp images with support for more than 65,000 colors while the handheld continues to offer superior battery life for optimal wireless performance.

“BlackBerry continues to grow in popularity around the world as demonstrated by Cable & Wireless’ expansion plans for the Cayman Islands,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry provides both residents and visitors in the Cayman Islands with always-on, integrated, wireless access to email and data.”

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

Information regarding pricing and availability will be provided at a later date.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and Internet services. Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Japan, the Caribbean, Panama, the Middle East and Macau. For more information about Cable & Wireless, go to www.cw.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts
Andrea Fa'amoe
Corporate Communications Manager
Cable & Wireless Cayman Islands
PH: 345 916 7227
andrea.fa-amoe@cw.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Check with Cable & Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 28, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller